02047644

1-14944

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)

141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No √

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

Mad Catz Interactive Inc.
Period ending December 31, 2001

Management's discussion and analysis

This management 's discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes. All financial information is in U.S. dollars unless otherwise noted. This discussion and analysis contain forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors from time to time in the Company 's periodic reports and registration statements filed with the Securities and Exchange Commission.

Profile

Mad Catz Interactive, Inc. (the "Company ") is a holding company with a primary focus on the Mad Catz, Inc. ("Mad Catz ") video game accessories business. Mad Catz, with it 's headquarters in San Diego, California, is a supplier of video game accessories for Nintendo, Sega, Sony, Microsoft and PC game systems. Mad Catz products are sold in over 12,000 retail stores in North America. Mad Catz products are also well represented internationally with sales to Europe, South America, Canada, Australia, and New Zealand. The Company 's stock is traded on the Toronto Stock Exchange and the American Stock Exchange (ticker symbol "MCZ").

Significant events

On December 31, 2001 the license for the North American Sony Playstation 2 memory card expired. Subsequent to the end of the third quarter, K-Mart filed for bankruptcy protection; the total Mad Catz accounts receivable exposure with K-Mart is approximately $440,000. The Mad Catz accounts receivable balance represented on the balance sheet is net of reserves that encompass the K-mart exposure.

Sales

Net Sales from continuing operations increased to $37.8 million for third quarter 2002 from $33.0 million the same period last year. Playstation 2 products were the top contributing segment for the quarter. The quarter also benefited from sales attributed to the North American launch of the Microsoft X-box and Nintendo Gamecube platforms. North American sales contributed $33.3 million for third quarter 2002 as compared to $26.6 million the same period last year. International sales decreased to $4.5 million for third quarter 2002 as compared to $6.4 million for the same period last year. The reduction in international sales is due to general market conditions resulting from the lag in the launch of the Microsoft X-box and Nintendo Gamecube platforms.

Gross Profit

Gross profit from continuing operations was $7.7 million for third quarter 2002 as compared to $7.2 million the same period last year. Gross profit as a percentage of net sales ("gross margin") was 20.2% in third quarter 2002 as compared to 21.9% the same period last year. The year on year gross margin degradation was due to high air-freight costs associated with the third quarter North American launch of the Microsoft X-box and Nintendo Gamecube platforms.

Operating Expenses

Operating expenses include selling, marketing and administrative expenses of the Mad Catz, Inc. business and corporate overhead associated with Mad Catz Interactive, Inc.

Operating expenses were $4.2 million for third quarter 2002 as compared to $3.3 million for the same period last year. Sales expenses for third quarter 2002 were $2.7 million as compared to $1.7 million the same period last year. The increase in sales expense was due to increased marketing costs associated with new accounts for fiscal 2002.

Earnings before interest, taxes, amortization and other items

EBITDA for continuing operations for third quarter 2002 was $3.5 million as compared to $4.0 million for the same period last year. Decreased gross margin combined with higher selling expenses resulted in the $0.5 million EBITDA decline.

Interest expense

Interest expense from continuing operations for third quarter 2002 was $0.2 million as compared to $0.6 million the same period last year. The decrease is attributed to lower interest rates associated with an asset based loan and the elimination of $3.3 million in subordinate debt.

Amortization

Amortization of capital assets and goodwill charges associated with the purchase of Mad Catz, Inc. was $0.5 million for the third quarter 2002 as compared to $0.4 million for the same period last year. Moulds used in production of accessories are the primary asset in the Mad Catz Inc. business.

Income tax expense

Income tax expense was $1.5 million for the third quarter 2002 as compared to $1.6 million for the same period last year. Taxes for the period are an estimate as year end total profitability will determine the tax obligation. Tax expense is expected to increase in fiscal 2002 as the profitability of the Mad Catz Inc. business has increased for the first nine months of the fiscal year.

Net income (loss) and income (loss) per share

Net income from continuing operations was $1.4 million in third quarter 2002 as compared to net income of $1.3 million for the same period last year. Earnings per share for third quarter 2002 was $0.03 as compared to $0.02 for the same period last year. Income (loss) per share is calculated on the basis of the weighted average number of basic shares outstanding during the quarter of 52,863,511 as compared to 47,562,567 in the previous year.

Net loss from discontinued operations

There was no financial effect from discontinued operation in third quarter fiscal 2002 as compared to a net loss of $0.4 million in third quarter 2001.

Liquidity and capital resources

Mad Catz Interactive, Inc. continuing operations used $4.0 million in cash in third quarter 2002 in operating activities as compared to cash used of $15.6 million for the same period last year. The key driver behind the cash used in operations was the increase in accounts receivable during the period.

Cash used by investing activities was $0.4 million for third quarter 2002 as compared to cash used of $0.5 million for the same period the previous year. The sole investing activity for the respective periods was purchase of capital assets.

Cash generated by financing activities for the third quarter 2002 was $1.3 million as compared to cash generated of $13.9 million for the same period last year. Advances against a line of credit created cash in this category for both respective periods.

Cash used in discontinued operations for the third quarter 2002 was nil as compared to cash used of $60,000 in the same period last year.

Total cash used in third quarter 2002 was $3.0 million as compared to $2.3 million in the same period last year.

Mad Catz Interactive Inc.'s working capital needs are provided by internally generated cash flow and a credit facility with an asset-based lender.

Balance Sheet

As of December 31, 2001 the Mad Catz Interactive, Inc. consolidated balance sheet had assets of $64.2 million as compared to $54.7 million on September 30, 2001, $44.8 million on June 30, 2001 and $45.7 million on March 31, 2001. Shareholders equity was $29.7 million on December 31, 2001 as compared to $28.2 million on September 30, $23.8 million on June 30, 2001 and $25.1 million on March 31, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: March 20, 2002

By: Geoffrey Myers
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.